(650) 320-1841

angelabernardi@paulhastings.com

February 17, 2011

VIA UPS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Duc Dang, Senior Counsel

Re:	Rainmaker Systems, Inc.

Registration Statement on Form S-3 filed January 28, 2011

File No. 333-171946

Dear Mr. Dang:

On behalf of our client, Rainmaker Systems, Inc. (“Rainmaker”), we are responding to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 11, 2011 regarding Rainmaker’s Registration Statement on Form S-3 filed on January 28, 2011 (the “S-3”).

For your convenience, we have reproduced the comments from the Staff of the Commission in the order provided followed by Rainmaker’s corresponding response.

General

1.	We have issued comments in connection with a review of your application for confidential treatment. Please note that we will not be in a position to clear your registration statement on Form S-3 until the comments raised on your application for confidential treatment have been resolved.

Response:

In response to the Staff’s comment, we have responded to all of the Staff’s comments regarding our application for confidential treatment, and Rainmaker has re-filed Exhibit 10.1 to Rainmaker’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 on Form 8-K on February 15, 2011.

Mr. Duc Dang

February 17, 2011

2.	You do not appear to meet the eligibility requirements of General Instruction I.B.1. to Form S-3. Please advise us whether you plan to rely on General Instruction I.B.6., or in the alternative, choose an appropriate form for your registration statement.

Response:

In response to the Staff’s comment, Rainmaker plans to rely on General Instruction I.B.6. with respect to offerings of securities under the S-3.

Exhibit Index, Page II-5

3. We note that footnote 1 indicates that your statement of eligibility of trustee, listed as exhibits 25.1 and 25.2, will be filed by amendment to this registration statement or incorporated from a current report. Please note that the statement of eligibility of trustee should be filed separately as an electronic form type “305B2” after effectiveness, not on a post-effective amendment or a Form 8-K. Please refer to Section 220.01 under 1939 Act – General Guidance, which can be located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm and revise your exhibit index accordingly.

Response:

In response to the Staff’s comment, any necessary statement of eligibility of trustee will be filed separately as an electronic form type “305B2” after effectiveness, and not on a post-effective amendment or a Form 8-K. Accordingly, Rainmaker will revise the footnote to exhibits 25.1 and 25.2 of the exhibit index to the S-3 as follows: “To be filed, if necessary, subsequent to the effectiveness of this registration statement on Form T-1 pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939, as amended, in connection with an offering of securities.”

We appreciate the Staff’s courtesy and cooperation in this process. If you have any questions, please contact me by telephone at (650) 320-1841, or by facsimile at (650) 320-1941.

Very truly yours,

/s/ Angela M. Bernardi

Angela M. Bernardi

of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc:	Steve Valenzuela

Nicole Mason, Esq.

David F. Dedyo, Esq.